UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-50644

CUSIP Number    232109108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Cutera, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

3240 Bayshore Blvd.

Address of Principal Executive Office (Street and Number)

Brisbane, California 94005

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-K within the prescribed time period, which delay could not be eliminated by the Registrant without unreasonable effort and expense. The Registrant needs additional time to complete the presentation of its financial statements, and the analysis and review thereof by its external audit firm. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant intends to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

Safe Harbor for Forward Looking Statements

Certain statements in this Form 12b-25 are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements other than statements of historical fact, including words such as “could”, “intend”, “potential” and statements in the future tense are forward looking statements. The statements in this Form 12b-25 that could be deemed forward-looking statements include statements regarding the Registrant’s review, testing and evaluation of its internal controls and its intention to file its Form 10-K before or by the prescribed due date pursuant to this Form 12b-25 and any statements or assumptions underlying such statements.

Forward-looking statements are subject to certain risks and uncertainties that could cause our actual future results to differ materially, or cause a material adverse impact on our results. Potential risks and uncertainties include, but are not necessarily limited to, the Registrant’s inability to file the Form 10-K before or by the prescribed due date pursuant to this Form 12b-25; potential differences between the results disclosed in the Registrant’s press release dated February 14, 2018 and the Registrant’s results when disclosed in its Form 10-K; and any other risk factors that may be included from time to time in the Registrant’s SEC reports.

The statements in this Form 12b-25 are made as of the date of this Form 12b-25 and are subject to revision until the Registrant files its Annual Report on Form 10-K for the year ended December 31, 2017. The Registrant undertakes no obligation to update information contained in this Form 12b-25. For further information regarding risks and uncertainties associated with the Registrant’s businesses, please refer to the section entitled “Risk Factors” in the Registrant’s SEC filings, including, but not limited to, its annual report on Form 10-K and its quarterly reports on Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sandra Gardiner	(415)	657-5500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cutera, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2018	By	/s/ Darren W. Alch
Darren W. Alch,
General Counsel & Corporate Secretary